 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Achieve Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004468500
(CUSIP Number)

April 18, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,538,093 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,538,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,538,093 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.68% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 44,093 Shares underlying certain Warrants. The Warrants are subject to the Beneficial Ownership Limitation.

2

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,538,093 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,538,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,538,093 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.68% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 44,093 Shares underlying certain Warrants. The Warrants are subject to the Beneficial Ownership Limitation.

3

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic Life Sciences SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,538,093 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,538,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,538,093 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.68% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 44,093 Shares underlying certain Warrants. The Warrants are subject to the Beneficial Ownership Limitation.

4

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

Dialectic LS Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,538,093 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,538,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,538,093 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.68% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 44,093 Shares underlying certain Warrants. The Warrants are subject to the Beneficial Ownership Limitation.

5

CUSIP No. 004468500

1	NAME OF REPORTING PERSON

John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		55,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,538,093 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

55,000
	8	SHARED DISPOSITIVE POWER

3,538,093 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,593,093 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 44,093 Shares underlying certain Warrants. The Warrants are subject to the Beneficial Ownership Limitation.

6

CUSIP No. 004468500

Item 1(a).	Name of Issuer:

Achieve Life Sciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1040 West Georgia, Suite 1030

Vancouver, B.C., Canada

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Dialectic Capital Management, LP (“Dialectic Capital”)

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

Citizenship: Delaware

Dialectic Partners, LLC (“Dialectic Partners”)

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

Citizenship: Delaware

Dialectic Life Sciences SPV LLC (“Dialectic SPV”)

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

Citizenship: Delaware

Dialectic LS Manager LLC (“Dialectic LS”)

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

Citizenship: Delaware

John Fichthorn

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

004468500

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

7

CUSIP No. 004468500

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on April 18, 2023, the Reporting Persons beneficially own 3,593,093 Shares, including 44,093 Shares underlying certain currently exercisable Warrants (defined below).

On November 14, 2022, the Reporting Persons entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Issuer agreed to issue and sell to the Reporting Persons in a private placement 1,747,000 units (each, a “Unit”), each consisting of (i) two Shares and (ii) a warrant to purchase one Share (the “Warrants”), at an offering price of $4.625 per Unit (the “Offering”).

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CUSIP No. 004468500

Each Warrant is exercisable beginning on the six (6) month anniversary of the initial closing date of the Offering (the “Initial Exercise Date”), through the Warrant expiration date, which is the seven (7) year anniversary of the initial closing date of the Offering, except that the Warrants cannot be exercised by a Warrant holder if, after giving effect thereto, such Warrant holder would beneficially own more than 19.99% of the outstanding Shares, subject to certain adjustments (the “Beneficial Ownership Limitation”). The Warrants issued pursuant to the Subscription Agreement are exercisable at a price per Share of $4.50, subject to adjustment. Additionally, subject to certain exceptions, if, after the Initial Exercise Date, (i) the volume weighted average price of the Shares for each of 30 consecutive trading days (the “Measurement Period”), which Measurement Period commences on the closing date, exceeds 300% of the exercise price (subject to adjustments for stock splits, recapitalizations, stock dividends and similar transactions), (ii) the average daily trading volume for such Measurement Period exceeds $500,000 per trading day and (iii) certain other equity conditions are met, and subject to a beneficial ownership limitation, then the Company may call for cancellation of all or any portion of the Warrants then outstanding. As of April 18, 2023, the Beneficial Ownership Limitation limited the exercise of the Warrants by the Reporting Persons to 44,093 out of 1,747,000 Shares underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership herein, the Reporting Persons have assumed that all of the currently exercisable Warrants owned by each of the Reporting Persons would be exercised.

As of the close of business on April 18, 2023, Dialectic Capital, as the investment adviser of Dialectic SPV, may be deemed to beneficially own the 3,538,093 Shares, including 44,093 Shares underlying certain currently exercisable Warrants, owned directly by Dialectic SPV; (ii) Dialectic Partners, as the general partner of Dialectic Capital, may be deemed to beneficially own the 3,538,093 Shares, including the 44,093 Shares underlying certain currently exercisable Warrants, owned directly by Dialectic SPV; (iii) Dialectic SPV directly beneficially owned 3,538,093 Shares, including 44,093 Shares underlying certain currently exercisable Warrants; (iv) Dialectic LS, as managing member of Dialectic SPV, may be deemed to beneficially own the 3,538,093 Shares, including the 44,093 Shares underlying certain currently exercisable Warrants, owned directly by Dialectic SPV; and (v) Mr. Fichthorn directly beneficially owned 55,000 Shares and, as managing member of both Dialectic Partners and Dialectic LS, may be deemed to beneficially own the 3,538,093 Shares, including the 44,093 Shares underlying certain currently exercisable Warrants, owned directly by Dialectic SPV.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 17,930,362 Shares outstanding as of March 16, 2023, which is the total number of Shares outstanding as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023 and (ii) the 44,093 Shares underlying the Warrants currently exercisable up to the Beneficial Ownership Limitation, as applicable.

As of the close of business on April 18, 2023 (i) Dialectic Capital may be deemed to beneficially own approximately 19.68% of the outstanding Shares, (ii) Dialectic Partners may be deemed to beneficially own approximately 19.68% of the outstanding Shares, (iii) Dialectic SPV directly beneficially owned approximately 19.68% of the outstanding Shares, (iv) Dialectic LS may be deemed to beneficially own approximately 19.68% of the outstanding Shares, and (v) Mr. Fichthorn may be deemed to beneficially own approximately 19.99% of the outstanding Shares.

9

CUSIP No. 004468500

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dialectic Capital, Dialectic Partners, Dialectic SPV, Dialectic LS, and Mr. Fichthorn share voting and dispositive power over the Shares beneficially owned by Dialectic SPV. Mr. Fichthorn has sole voting and dispositive power over the 55,000 Shares owned directly by him.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 004468500

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2023

Dialectical Capital Management, LP Dialectic Partners, LLC Dialectic Life Sciences SPV LLC Dialectic LS Manager LLC John Fichthorn

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Authorized Signatory

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